December 9, 2021

VIA EDGAR

United States Securities & Exchange Commission

Division of Corporation Finance

Office of Life Sciences
100 F Street NE
Washington, D.C. 20549

Re:	RespireRx Pharmaceuticals Inc.
Offering Statement on Form 1-A, as amended
Filed December 1, 2021
File No. 024-11602

Ladies and Gentlemen:

Pursuant to Rule 252(e) promulgated under the Securities Act of 1933, as amended (the “Act”), RespireRx Pharmaceuticals Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) issue a qualification order for the above referenced Offering Statement on Form 1-A, so that it may be qualified at 4:00 p.m., Eastern Time on Monday, December 13, 2021, or as soon thereafter as is practicable.

We understand that the Commission does not intend to review the above referenced Offering Statement.

The Company acknowledges that the Company and its management are responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.

If you have any questions, please contact the undersigned at (201) 444-4947.

Thank you in advance for your assistance.

Sincerely,

RESPIRERX PHARMACEUTICALS INC.

By:	/s/ Jeff E. Margolis
Jeff E. Margolis
SVP, CFO, Secretary and Treasurer

cc: Elizabeth A. Diffley

Faegre Drinker Biddle & Reath LLP

RespireRx Pharmaceuticals Inc., 126 Valley Road, Suite C, Glen Rock, NJ 07452

www.RespireRx.com